

ZURICH
FINANCIAL SERVICES



BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference RR/jp
Date 06/29/2005

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 79
Dir. fax +41 (0)1 625 36 06
raffaella.russi
@zurich.com

Dear Sir and Madam

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services will pay CHF 4 per registered share resulting from the nominal value reduction"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department



Raffaella Russi





Enclosures

News Release


ZURICH
FINANCIAL SERVICES

Zurich Financial Services will pay CHF 4 per registered share resulting from the nominal value reduction

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, June 28, 2005 – Zurich Financial Services (Zurich) today announced that it will pay out to shareholders the reduction in nominal value of each registered share of CHF 4, as approved by the Annual General Meeting on April 19 of this year. The record date for the determination of the entitled shareholders is July 1, 2005. The payment will be effected free of charge on July 4, 2005 (value date), subject to fulfillment of all necessary requirements and the entry of the share capital reduction in the Commercial Register of the Canton of Zurich.

After this nominal value reduction, Zurich will have reduced its share capital by CHF 576,027,820 from CHF 936,045,207.50 to a new total of CHF 360,017,387.50 by reducing the nominal value of each registered share from CHF 6.50 to CHF 2.50.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.